UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Aesthetic Medical International Reports First Half of 2025 Unaudited Financial Results

Shenzhen, China, August 19, 2025 — Aesthetic Medical International Holdings Group Limited (OTCQX: PAIYY) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the six months ended June 30, 2025.

Mr. Zhang Chen, the Chairman of the Company, commented, “Looking back at the first half of 2025, we are pleased with the positive feedback received on our operational optimization and service quality improvements over the past period. In the first half of this year, our revenue decreased by 3.5% year-on-year, and the total number of treatment cases dropped by 2.3% compared to the same period last year. Despite the overall trend of downgraded market consumption in the first half of 2025, we experienced only a minor decline in performance. We remain confident that, with the continued dedication of all our employees, the Company is well-positioned to gradually improve its performance. To accommodate a higher volume of patient visits, we have implemented the 7S On-Site Management Method, which stands for the initials of seven Japanese and English terms: Seiri (Sort), Seiton (Set in Order), Seiso (Shine), Seiketsu (Standardize), Shitsuke (Sustain), Service, and Saving. By introducing this management system, we have significantly improved the cleanliness and organization of various functional areas, including public spaces, consultation rooms, doctors’ examination rooms, and treatment rooms. As a result, our customers can experience an orderly and comfortable environment even during peak times. Looking ahead, we plan to further explore innovation and customer service improvements to strengthen our competitive positioning.”

First Half 2025 Financial Highlights

•	Total revenue was RMB350.6 million (USD48.9 million), a decrease of 3.5% from RMB363.4 million in the first half of 2024.

•	Gross profit was RMB149.7 million (USD20.9 million), a decrease of 6.1% from RMB159.5 million in the first half of 2024.

•	Selling, general and administrative (“SG&A”) expenses were RMB145.6 million (USD20.3 million), a decrease of 17.8% from RMB177.2 million in the first half of 2024. SG&A expenses as a percentage of revenue decreased from 48.8% to 41.5%.

•	EBITDA[1] was RMB26.4 million (USD3.7 million), compared with RMB13.9 million in the first half of 2024.

•	Adjusted EBITDA[1] was RMB35.3 million (USD4.9 million), compared with RMB16.0 million in the first half of 2024.

1 EBITDA and adjusted EBITDA are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this report.

First Half 2025 Operational Highlights

New and repeat customers

	For the Six Months Ended June 30,
	2024		2025
	Number	% of Total	Number	% of Total	% Change
New Customers	55,636	41.8%	50,097	40.3%	-10%
Repeat Customers	77,329	58.2%	74,245	59.7%	-4%
Total Active Customers	132,966	100.0%	124,342	100.0%	-6%

•	In the first half of 2025, the Company’s total number of active customers decreased by 6% year over year, primarily due to reduced advertising expenditures and changes in marketing strategy that emphasized experienced senior physicians.

Number of aesthetic medical treatment cases

	For the Six Months Ended June 30,
	2024		2025
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	242,118	73.2%	243,928	75.5%	0.7%
Minimally Invasive Aesthetic Treatments	50,897	15.4%	53,834	16.7%	5.8%
Surgical Treatments	14,956	4.5%	13,269	4.1%	-11.3%
General healthcare services and other aesthetic medical services	22,688	6.9%	11,880	3.7%	-47.6%
Total number of treatment cases	330,659	100.0%	322,911	100.0%	-2.3%

•	As a result of the reduced advertising expenditures in the first half of 2025, the Company experienced a 2.3% year-on-year decline in the number of treatment cases.

•	The proportion of non-surgical aesthetic medical treatments increased by 3.6 percentage points as a share of total aesthetic treatments.

Average spending per customer

•	Average spending per customer decreased by 1.2% from RMB1,099 in the first half of 2024 to RMB1,086 in the first half of 2025. This decline was primarily attributed to the implementation of more promotional campaigns, including discounted live streaming e-commerce offers, aimed at driving customer engagement.

First Half 2025 Unaudited Financial Results

	For the Six Months Ended June 30,
(RMB millions, except per share data and percentages)	2024	2025	% Change
Revenue	363.4	350.6	-3.5%
Non-surgical aesthetic medical services	264.4	266.1	0.6%
Minimally invasive aesthetic treatments	116.2	121.5	4.6%
Energy-based treatments	148.2	144.6	-2.4%
Surgical aesthetic medical services	66.3	55.8	-15.8%
General healthcare services and other aesthetic medical services	32.7	28.7	-12.2%
Gross profit	159.5	149.7	-6.1%
Gross margin	43.9%	42.7%	-1.2	p.p.[2]
(Loss) for the period	(22.4)	(9.8)	-56.3%
(Loss) margin	(6.2)%	(2.8)%	3.4%
EBITDA[4]	13.9	26.4	89.9%
Adjusted EBITDA[4]	16.0	35.3	120.6%
Adjusted EBITDA margin	4.4%	10.1%	5.7	p.p.[2]
Adjusted profit/(loss)[4]	(20.3)	(0.9)	-95.6%
Adjusted profit/(loss) margin	(5.6)%	(0.2)%	5.4	p.p.[2]
Basic (loss) per share	(0.15)	(0.06)	-60.0%
Diluted (loss) per share	(0.15)	(0.06)	-60.0%

Notes:

2 p.p. represents percentage points

3 N.M. represents not meaningful

4 Refer to below “Non-IFRS Financial Measures”

Revenue

Total revenue was RMB350.6 million (USD48.9 million), representing a decrease of 3.5% from RMB363.4 million in the first half of 2024, primarily attributable to reduced advertising expenditures in the first half of 2025.

Cost of sales and services rendered

Cost of sales and services rendered was RMB200.9 million (USD28.0 million), representing a decrease of 1.5% from RMB203.9 million in the first half of 2024, imarily attributable to the reduction of sales and treatment cases.

Gross profit

Gross profit was RMB149.7 million (USD20.9 million), representing a decrease of 6.1% from RMB159.5 million in the first half of 2024. Gross profit margin was 42.7%, down 4.8 percentage points from 47.5% in the first half of 2024. The decrease in gross profit margin was primarily due to a higher proportion of non-surgical aesthetic treatments, which typically generate lower average spending per customer and incur higher medical consumable costs.

Selling expenses

Selling expenses were RMB98.3 million (USD13.7 million), accounting for 28.0% of the Company’s total revenue in the first half of 2025, compared with RMB116.9 million, or 32.2% of total revenue, in the first half of 2024. The year-on-year decrease of 4.2 percentage points was mainly a result of the Company's strategic reduction in online advertising budgets.

General and administrative expenses

General and administrative expenses were RMB47.3 million (USD6.6 million), representing a decrease of 21.4% from RMB60.2 million in the first half of 2024, primarily due to the optimization of the Company’s organizational structure and management efficiency.

Other gains/(losses), net

Other gains/(losses), net amounted to a loss of RMB8.6 million (USD1.2 million), compared with a loss of RMB2.2 million in the first half of 2024. The increase in net loss was primarily due to the deregistration of a subsidiary and the disposal of property.

Loss for the period

As a result of the foregoing, the Company recorded a net loss of RMB9.8 million (USD1.4 million) for the first half of 2025, compared with a net loss of RMB22.4 million in the first half of 2024. Basic and diluted loss per share were both RMB0.06 (USD0.01) for the first half of 2025, compared with RMB0.15 for both basic and diluted loss per share in the first half of 2024.

Certain Non-IFRS items5

EBITDA for the first half of 2025 was RMB26.4 million (USD3.7 million), compared with RMB13.9 million for the first half of 2024.

Adjusted EBITDA for the first half of 2025 was RMB35.3 million (USD4.9 million), compared with RMB16.0 million for the first half of 2024.

Adjusted loss after tax for the first half of 2025 was RMB0.9 million (USD0.1 million), compared with a loss of RMB20.3 million for the first half of 2024.

5 EBITDA, adjusted EBITDA, and adjusted profit/(loss) are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” included elsewhere in this report.

Cash and cash equivalents

Cash and cash equivalents amounted to RMB23.4 million (USD3.3 million) as of June 30, 2025, compared with RMB44.5 million as of June 30, 2024. The decrease in cash and cash equivalents was primarily attributable to the repayment of bank borrowings, which is reflected under “Borrowings” on our Consolidated Balance Sheet.

Liquidity and capital resources

The Company had a net current liability of RMB300.3 million (USD41.9 million) as of June 30, 2025, which included current borrowings of RMB75.9 million.

Exchange Rate

Solely for the convenience of the reader, this report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (USD). Unless otherwise specified, all translations from RMB to USD are made at the exchange rate of RMB7.1721 to USD1.0, the noon buying rate published by the Federal Reserve Bank of New York on June 27, 2025. Such translations should not be construed as representations that RMB amounts could be converted into USD at that rate or any other rate.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude professional fee, loss on disposal of subsidiaries, and government grant.

Adjusted profit/(loss) represents profit/(loss) for the period, adjusted to exclude professional fee, loss on disposal of subsidiaries, and government grant. We believe these items are not indicative of our core operating performance because they are either non-recurring in nature or not directly related to our business operations.

EBITDA, adjusted EBITDA and adjusted profit/(loss) are non-IFRS financial measures. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure. A reconciliation of EBITDA, adjusted EBITDA and adjusted profit/(loss) to the most directly comparable IFRS measures is included in the section titled “RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS” below.

The Company presents EBITDA, adjusted EBITDA and adjusted profit/(loss) as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This report contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	30 June	30 June	30 June
	2024	2025	2025
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	275,106	258,629	36,060
Investment properties	22,911	35,058	4,888
Intangible assets	36,842	36,313	5,063
Prepayments and deposits	8,010	7,913	1,103
Deferred income tax assets	81,881	52,494	7,319
	424,750	390,407	54,433

Current assets
Inventories	14,419	14,676	2,046
Trade receivables	11,408	8,565	1,194
Other receivables, deposits and prepayments	25,992	44,397	6,190
Amounts due from related parties	1,500	1,500	209
Amounts due from non-controlling interests	656	656	91
Restricted cash	49	2,899	404
Asset held-for-sale	-	-	-
Cash and cash equivalents	44,458	23,404	3,263
	98,482	96,097	13,397
Total assets	523,232	486,504	67,830

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	978	998	136
Treasury shares	(2,023)	(2,023)	(282)
Accumulated losses	(1,199,268)	(1,207,273)	(168,328)
Other reserves	1,228,175	1,231,919	171,765
	27,862	23,621	3,291
Non-controlling interests	(17,591)	(21,731)	(3,030)
Total equity	10,271	1,890	261

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	30 June	30 June	30 June
	2024	2025	2025
	RMB’000	RMB’000	USD’000
LIABILITIES
Non-current liabilities
Borrowings	30,732	3,494	487
Lease liabilities	68,257	84,757	11,818
	98,989	88,251	12,305

Current liabilities
Trade payables	43,646	37,862	5,279
Accruals, other payables and provisions	36,711	58,917	8,214
Contingent consideration and consideration payable	-	-	-
Contract liabilities	184,628	185,303	25,837
Borrowings	81,837	75,880	10,580
Lease liabilities	34,657	27,640	3,854
Current income tax liabilities	12,987	10,761	1,500
Convertible note	19,506	—	—
	413,972	396,363	55,264
Total liabilities	512,961	484,614	67,569

Total equity and liabilities	523,232	486,504	67,830

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 June	30 June	30 June
	2024	2025	2025
	RMB’000	RMB’000	USD’000
Revenue	363,383	350,605	48,885
Cost of sales and services rendered	(203,851)	(200,910)	(28,013)

Gross profit	159,532	149,695	20,872
Selling expenses	(116,944)	(98,254)	(13,699)
General and administrative expenses	(60,248)	(47,319)	(6,598)
Finance income	78	78	11
Finance costs	(6,800)	(3,978)	(555)
Other gains/(losses), net	(2,174)	(8,618)	(1,202)
(Loss) before income tax	(26,556)	(8,396)	(1,171)
Income tax credit	4,126	(1,355)	(189)
(Loss) for the period	(22,430)	(9,751)	(1,360)
Other comprehensive income/(loss):
Currency translation differences	41	1,501	209
Total other comprehensive income/(loss) for the year, net of tax	41	1,501	209
Total comprehensive (loss)/income for the period	(22,389)	(8,250)	(1,151)

(Loss)/profit attributable to:
Owners of the Company	(21,067)	(9,130)	(1,273)
Non-controlling interests	(1,363)	(621)	(87)
(Loss)/profit for the period	(22,430)	(9,751)	(1,360)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

	30 June	30 June	30 June
	2024	2025	2025
	RMB’000	RMB’000	USD’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(0.15)	(0.06)	(0.01)
—Diluted	(0.15)	(0.06)	(0.01)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(21,026)	(7,629)	(1,064)
Non-controlling interests	(1,363)	(621)	(87)
Total comprehensive (loss)/income for the year	(22,389)	(8,250)	(1,151)
EBITDA	13,866	26,441	3,687
Adjusted EBITDA	16,031	35,336	4,927
Adjusted profit/(loss)	(20,265)	(856)	(119)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Six Months Ended June 30,
	2024	2025	2025
	RMB’000	RMB’000	USD’000
(Loss)/profit before income tax for the period	(26,556)	(8,396)	(1,171)
Adjustments
+ Finance costs	6,800	3,978	555
+ Amortization and depreciation	33,622	30,859	4,303
EBITDA	13,866	26,441	3,687

+ Professional fees	1,709	932	130
+ Loss on disposal of subsidiaries	2,106	3,156	440
+ Loss on disposal of property	—	4,807	670
- Government grant	(227)	—	—
Adjusted EBITDA	16,031	35,336	4,927

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

Adjusted Profit/(Loss)	For the Six Months Ended June 30,
	2024	2025	2025
	RMB’000	RMB’000	USD’000
(Loss)/profit for the period	(22,430)	(9,751)	(1,360)
Adjustments
+ Professional fees	1,709	932	130
+ Loss on disposal of subsidiaries	2,106	3,156	440
+ Loss on disposal of property	—	4,807	671
- Government grant	(1,650)	—	—
Adjusted profit/(loss)	(20,265)	(856)	(119)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aesthetic Medical International Holdings Group Limited

By:	/s/ Guanhua Wu
Name:	Guanhua Wu
Title:	Chief Financial Officer

Date: August 19, 2025